Exhibit 23.1

Board of Directors and Shareholders of

Plutus Financial Group Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated October 21, 2022 in Amendment No. 2 to the Draft Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333- ) with respect to the consolidated balance sheets of Plutus Financial Group and its subsidiaries (collectively the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes included herein.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California WWC, P.C.
January 31, 2023 Certified Public Accountants
PCAOB ID No.1171